November 12, 2013

VIA EDGAR

Mara Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             SUPERVALU INC.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 28, 2013

File No. 333-191144

Dear Ms. Ransom:

On behalf of SUPERVALU INC. (“SUPERVALU” or the “Company”), we respectfully submit this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 8, 2013, to the above-referenced filing relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”).  For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

General

1.                                      We note your response to comment four in our letter dated October 11, 2013, including your statement that “no subsidiary guarantors will be added between the date the Registration Statement is declared effective and the expiration of the exchange offer.” For the sake of clarity, please supplementally confirm your understanding that, if subsidiary guarantors are added between the date the Registration Statement is declared effective and the expiration of the exchange offer, you will register the offer and sale of the additional guarantees by such new guarantors on a new registration statement.

SUPERVALU confirms its understanding that, if subsidiary guarantors are added between the date the Registration Statement is declared effective and the expiration of the exchange offer, SUPERVALU will register the offer and sale of the additional guarantees by such new guarantors on a new registration statement.

The Prospectus Summary, page 1

Conditions to the Exchange Offer, page 4

2.                                      We note that this section does not reflect the changes made on page 38.  Please revise accordingly.

In response to the Staff’s comment, the referenced section will be revised to read as shown below, reflecting the changes made on page 38.  In lieu of filing an amendment to the Registration Statement, SUPERVALU proposes to make this revision in the final prospectus to be filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Final Prospectus”), after the Registration Statement is declared effective by the Commission.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, which we may, but are not required to, waive. Please see “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer. We reserve the right, in our reasonable judgment, to waive any and all conditions to the exchange offer on or prior to the expiration date of the exchange offer.

The Exchange Offer, page 30

Conditions to the Exchange Offer, page 38

3.                                      We note your response to comment 12 in our letter dated October 11, 2013 and the related revisions to your disclosure. However, the language in the sixth bullet on page 38 has not been revised as requested. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

In response to the Staff’s comment, the language in the sixth bullet on page 38 will be revised to read as shown below.  In lieu of filing an amendment to the Registration Statement, SUPERVALU proposes to make this revision in the Final Prospectus to be filed with the Commission after the Registration Statement is declared effective by the Commission.

•                  there shall not have occurred (a) any general suspension of, or limitation on prices for, trading in the United States securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (e) an outbreak or escalation of hostilities or acts of terrorism involving the United States or a declaration of a national emergency or war by the United States or any other calamity or crisis or any other change in political, financial or economic conditions, if the effect of any such event, in our reasonable judgment, makes it impractical or inadvisable to proceed with the exchange offer or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

At the time of requesting acceleration of the effective date of the Registration Statement, the Company will include the acknowledgements set forth in your letter dated November 8, 2013.

If you have any questions, please contact the undersigned directly at 612-340-8753, Shawna F. Anderson of Dorsey & Whitney at 612-752-7309 or Karla C. Robertson, Executive Vice President, General Counsel and Corporate Secretary of SUPERVALU at 952-828-4623.

Sincerely,

/s/ Gary L. Tygesson

Gary L. Tygesson

cc:                                Sam Duncan, Chief Executive Officer and President, SUPERVALU INC.

Karla C. Robertson, Executive Vice President, General Counsel and Corporate Secretary, SUPERVALU INC.

Shawna F. Anderson, Dorsey & Whitney LLP